CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

August 25, 2010

VIA EDGAR

Securities and Exchange Commission,

100 F Street N.E.

Washington, DC 20549

Attn: Sebastian Gomez Abero,

Re:	Cardium Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-168693

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Telanetix, Inc, a Delaware corporation (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-168693), be accelerated to 4:00 p.m. on Friday, August 27, 2010, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cardium Therapeutics, Inc.

By	/s/ Christopher J. Reinhard
Christopher J. Reinhard
Chief Executive Officer